SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   FORM 6-K

                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of


                      The Securities Exchange Act of 1934



                        For the month of January 2003


                               Hummingbird Ltd.
           _______________________________________________________
                (Translation of registrant's name into English)


              1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
           _______________________________________________________
                   (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F ______          Form 40-F __X___


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes _____           No __X__

                                DOCUMENT INDEX



  Document                                                              Page No.
  --------                                                              --------

     1.         Press Release dated January 22, 2003                        4
     2          News Release dated January 28, 2003                         9

                                                                    Document 1

                             FOR IMMEDIATE RELEASE
------------------------------------------------------------------------------

               Hummingbird Reports Successful First Quarter 2003
                              Adjusted EPS $0.28

Toronto -January 22, 2003 -- Hummingbird Ltd. (TSE: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its unaudited consolidated results for the first quarter ended December 31, 2002. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.


------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                      U.S. GAAP
(millions of U.S dollars except share data)
                                                          Three Months Ended
                                                              December 31
                                                           2002          2001
                                                           ----          ----

Sales                                                      44.1          44.1

Net Income (Loss)                                           2.0          (5.7)

Diluted Earnings Per Share (Loss)                           0.11         (0.31)

Diluted Number of Shares (millions)                        18.3          18.3

Adjusted Net Income *                                       5.1           4.9

Adjusted Diluted Earnings Per Share                         0.28          0.27

Adjusted Diluted Number of Shares (millions)               18.3          18.3


* Adjusted Net Income comprises Net Income (Loss) excluding amortization of intangibles, restructuring and other charges, all net of related taxes.

-------------------------------------------------------------------------------

Fred Sorkin, Hummingbird Chairman and CEO stated, " We continue to operate in an uncertain economic climate. There is however positive evidence that our greatly simplified Hummingbird Enterprise(TM) product brand is gaining traction within our installed base of customers. We are focused and ready to capitalize and deliver on this strategy in 2003."

During 2002, the company has made significant investments to strengthen its marketing organization, as well as augment its sales force globally with solutions-selling expertise to effectively address the enterprise information management requirements of our customers.

The company continues to see migration of its legacy two-tier DOCS Open installed base of customers to the Hummingbird Enterprise(TM) product suite. The company has delivered a combination of migration and promotional packages that provide incentives to our customers to accelerate incremental revenue.

The company's successes in the quarter included sales of Hummingbird Enterprise(TM) suite to major organizations such as Telecom Italia Mobile, Allen & Overy, Samsung, US Air Force, US Internal Revenue Service, Norfolk Southern Corporation, Florida Department of Transportation and RDIMS-Canadian Federal Government.

"Given the uncertain economic climate, we will continue to execute a focused strategy that strikes a balance between prudent investments in targeted marketing activities and delivering shareholder value through efficiency improvements in our operations." continued Fred Sorkin.

Sales for the quarter were $44.1 million.

Adjusted Net Income (Net Income excluding amortization of intangibles, and in the first quarter of previous year, restructuring and other charges, all net of related taxes) increased to $5.1 million in the current quarter from $4.9 million in the first quarter of last year. Adjusted Diluted Earnings Per Share (based on Adjusted Net Income) for the current quarter is $0.28 (based on 18.3 million adjusted diluted shares outstanding) compared to $0.27 for the first quarter of last year (based on 18.3 million adjusted diluted shares outstanding).

Expenses for the current quarter, excluding amortization of intangibles, were essentially the same at $32.4 million in current quarter compared to $32.3 million for the corresponding period last year.

The first quarter of fiscal 2003 reported a net income of $2.0 million compared to a net loss of $5.7 million for the first quarter of last year. This change is largely due to the restructuring and cost cutting exercises in the first quarter of last year. In addition, amortization of intangibles is reduced in the current quarter due to adoption of the new pronouncement with respect to amortization of goodwill. The Diluted Earnings Per Share of $0.11 in the current quarter compares to a Diluted Loss Per Share of $0.31 for the first quarter of last year.

Total assets as at December 31, 2002 were $347.3 million, compared to $349.6 million at September 30, 2002. The Company's cash position, including short-term investments, was $119.7 million as at December 31, 2002 after having bought back 317,800 shares at a cost of $6.4 million during the quarter.

In accordance with Canadian generally accepted accounting principles, the Company reported a net income of $0.8 million and a Diluted Earnings Per Share of $0.04 for the quarter ended December 31, 2002, compared to a net loss of $6.6 million and Diluted Loss Per Share of $0.36 in the first quarter of the prior year.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                                --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts
Inder P. S. Duggal
Chief Financial Officer
Hummingbird Ltd.
Tel: (416) 496-2200
Fax: (416) 496-2207
inder.duggal@hummingbird.com
----------------------------

                                                                     Document 2

[TERADATA GRAPHIC OMITTED]                     1700 South Patterson Boulevard
                                               Dayton, OH 45479

                                                        NEWS RELEASE

For further information:
-----------------------

Marchela E. Roca                               Michele Stevenson
Teradata Division                              Hummingbird Ltd.
NCR Corporation                                416-496-2200, ext. 2623
919-858-1411                                   Michele.stevenson@hummingbird.com
marchela.roca@ncr.com                          ---------------------------------
---------------------

For Release on January 28, 2003

Teradata and Hummingbird Ltd. Enter into Reseller Agreement
Hummingbird rounds out Teradata's full complement of in-house data exchange and extraction tool offerings


         DAYTON, OH - Teradata, a division of NCR Corporation (NYSE: NCR), today announced it will resell the Hummingbird data integration tools as part of a worldwide reseller agreement. Teradata customers will now be able to consolidate disparate sources of operational information in a cost-effective manner and conduct high-performance data transformations within Teradata to enable faster analysis, resulting in better business decisions.

         The reseller agreement is centered on Hummingbird ETL(TM) (Extract, Transfer and Load), formerly named Genio Suite. Teradata will also resell Hummingbird BI(TM), the business intelligence suite of tools.

         Hummingbird ETL consolidates data from across the entire range of enterprise applications, operational systems and data marts to build enterprise data warehouses and integrate data for a single version of the truth across the enterprise.

         "We use Hummingbird ETL to manage the entire data consolidation and transformation processes from our multiple data sources. Its ability to perform transformations on the Teradata engine is key to meeting our performance requirements. Maintenance has been greatly simplified since the whole ETL process is managed centrally and with comprehensive impact analysis," said Doug Olson, general manager and vice president of interactive media and information technology at Meredith Corporation. "We are very pleased at the prospect of an even closer integration between Teradata and Hummingbird."

         In addition to performing transformations in the engine, Hummingbird ETL leverages Teradata's massively parallel processing architecture by executing transformations on the scalable Teradata Database Management System
(DBMS). This approach of loading data before transforming it - known as ELT (extract, load, transform) - allows customers to maintain high performance as data volumes grow.

         "To guarantee the success of our customers, it is essential that we have meaningful partnerships with vendors who integrate well with the Teradata platform," said Stephen Brobst, Teradata's chief technical officer. "The unique ELT approach used by Hummingbird has proven to be very effective in handling complex transformations at large volume with high performance by generating advanced SQL constructs for parallel execution inside the relational DBMS engine."

          "Our partnership with Teradata goes back many years and we have long shared Teradata's industry-leading enterprise data warehousing philosophy," said Barry Litwin, president of Hummingbird Ltd. "We are very pleased to take this partnership to the next level and are committed to the long-term support of the Teradata platform for both data integration and business intelligence."

About Hummingbird Ltd.
         Headquartered in Toronto, Canada, Hummingbird Ltd. (NASDAQ: HUMC,
TSE: HUM), is a global enterprise software company employing 1,300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of all enterprise content, both structured and unstructured data, with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com.
                                --------------------------

About Teradata Division
         Teradata, a division of NCR Corporation (NYSE: NCR), is the global leader in enterprise data warehousing and enterprise analytic technologies and services. For more information, visit www.teradata.com.
                                      ----------------

About NCR Corporation

         NCR Corporation (NYSE: NCR) is a leading global technology company helping businesses build stronger relationships with their customers. NCR's ATMs, retail systems, Teradata data warehouses and IT services provide Relationship Technology(TM) solutions that maximize the value of customer interactions. Based in Dayton, Ohio, NCR (www.ncr.com) employs approximately 30,100 people worldwide.


# # #
NCR and Teradata are trademarks or registered trademarks of NCR Corporation in the United States and other countries.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.


                                        Hummingbird Ltd.
                                        (Registrant)



Date: February 6, 2003                  By:  /s/ Inder P.S. Duggal
----------------------                       --------------------------------
                                             Inder P.S. Duggal
                                             Chief Financial Officer and
                                             Chief Controller